Filed by Accredo Health, Incorporated

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed pursuant to Rule

14a-12 under the Securities Exchange Act of 1934.

Subject Company: Accredo Health, Incorporated

Commission File No. 000-25769

Date: March 9, 2005

Dear Hemophilia Clinician,

As a member of the bleeding disorders community and industry, I have witnessed and been a part of the many changes we have all experienced. From the beginning, Hemophilia Health Services (HHS) has endeavored to be a leader and innovator in our industry. As our industry continues to evolve, we, too, must evolve. To that end, I am pleased to announce another milestone.

Medco Health Solutions, Inc., a leading national Pharmacy Benefits Manager (PBM), and Accredo Health, Incorporated, parent company of HHS, intend to join forces. Both Medco and Accredo are leaders in the industry as we have both expanded our specialty drug offerings, all while delivering the highest level of service.

Since our founding, HHS’ commitment has been, and will always be, to clinicians and their patients. We will remain an advocate of choice, education, and support, while continuing to deliver the same high quality care your patients have come to expect from HHS including:

•	The same focus on home delivery and service

•	The same insurance support and programs such as MaxTrax™ and A.C.C.E.S.S.

•	The same product and assay availability

•	The same dedication to compliance and adherence

•	The same focus on therapy management

•	The same home nursing support, when appropriate

While our service model will remain unchanged, we believe our proposed alliance with Medco can offer stronger relationships with healthcare and insurance providers, improved reporting and outcomes monitoring, and greater attention to cost savings.

As always, please feel free to contact your Account Manager or another HHS representative with any questions you may have. You can also check our web site, www.HemophiliaHealth.com, for more information.

Sincerely,

/s/ Kyle J. Callahan
Kyle J. Callahan
President, Hemophilia Health Services

ACCREDO HEALTH INCORPORATED LETTERHEAD

Dear Partner;

(Partnership) has been an important and integral part of the success of our company. With our own roots originating from a children’s hospital and our commitment to patients with chronic diseases, we recognize the importance of pediatric health care to all families.

Last week we notified you of an important change in the future of our Company from an ownership standpoint. We have entered into a definitive purchase agreement with Medco, the nation’s largest pharmacy benefit manager. Within the next several months we expect to complete the sale of Accredo Health, Incorporated to Medco.

We made the decision to move from our current strategic alliance to full integration in order to maximize the synergies and strengths of our two organizations. On behalf of 1,680 health plans and employers across the country, Medco provides pharmaceutical care for nearly one in four Americans. Medco has annual revenues of $35.4 billion and serves over 60 million patients per year. In fiscal year 2004, Accredo exceeded $1.5 billion in revenues providing specialty pharmacy services to over 60,000 patients. We believe this is in the best interest of our patients, our employees and our shareholders.

As we mentioned in our phone conversation or voice message to you, David Stevens and I would like to schedule time to meet with you about the impact this will have on our partnership, if any. I will call you once we have more details and possible options or modifications we may need to consider going forward.

As always, I am available to discuss further by phone at your convenience. I can be reached at my office number (901) 385-3607 or by cell (901) 830-4925. I look forward to discussing with you further in the very near future.

Sincerely;

/s/ Barbara H. Biehner
Barbara H. Biehner
Senior Vice President

Dear Friends,

As a member of the bleeding disorders community and industry, I have witnessed and been a part of the many changes we have all experienced. From the beginning, Hemophilia Health Services (HHS) has endeavored to be a leader and innovator in our industry. As our industry continues to evolve, we, too, must evolve. To that end, I am pleased to announce another milestone.

Medco Health Solutions, Inc., a leading national Pharmacy Benefits Manager (PBM), and Accredo Health, Incorporated, parent company of HHS, intend to join forces. While this development will not affect our service model, we believe our proposed alliance with Medco can offer stronger relationships with healthcare and insurance providers, improved reporting and outcomes monitoring, and greater attention to cost savings.

You can be assured that HHS’ commitment will always be to you. Hemophilia Health Services will remain the experts in hemophilia home care because it is everything that we do. We will remain an advocate of choice, education, and support. We will continue to deliver the same quality care you have come to expect from HHS including:

•	The same care teams and people you trust

•	The same focus on home delivery and service

•	The same local support and representatives

•	The same collaboration with the community – chapters and HTCs

•	The same insurance support and programs such as MaxTrax™ and A.C.C.E.S.S.

•	The same product and assay availability

As always, please feel free to contact your Community Advocate or Pharmacy Care Coordinator with any questions you may have about this exciting news. You can also check our web site, www.HemophiliaHealth.com, for more information.

Sincerely,

/s/ Kyle J. Callahan
Kyle J. Callahan
President, Hemophilia Health Services

On Accredo Therapeutics Letterhead

Dear Friends,

Accredo Health, the parent company of Accredo Therapeutics, is very excited to announce Medco Health Solutions, Inc. has signed a definitive agreement to acquire Accredo Health, Incorporated. With this agreement, Accredo Health will become an independent business of Medco.

You will continue to know us as Accredo Therapeutics, a division of Accredo Health Group, and we will maintain our overall therapy focus and the level of service you have come to expect from our dedicated staff of clinicians and support staff. We will continue to provide:

•	Our clinical care teams staffed with people you trust

•	Our focus on delivery and service

•	Local support and contact information

•	Our collaboration with the community resources

•	Our relationships with healthcare and insurance providers

We are committed to our company vision of “Providing the Best Patient Care,” and this announcement will not change our level of care or the services we provide in maintaining your therapy.

As always, please feel free to contact your Accredo Therapeutics representative with any additional questions you may have.

Sincerely,

/s/ Steve Fitzpatrick
Steve Fitzpatrick
President, Accredo Therapeutics

On Accredo Nova Factor Letterhead

Dear Friends,

Accredo Health, the parent company of Accredo Nova Factor, is very excited to announce Medco Health Solutions, Inc. has signed a definitive agreement to acquire Accredo Health, Incorporated. With this agreement, Accredo Health will become an independent business of Medco.

You will continue to know us as Accredo Nova Factor, a division of Accredo Health Group, and we will maintain our overall therapy focus and the level of service you have come to expect from our dedicated staff of clinicians and support staff. We will continue to provide:

•	Our clinical care teams staffed with people you trust

•	Our focus on delivery and service

•	Local support and contact information

•	Our collaboration with the community resources

•	Our relationships with healthcare and insurance providers

We are committed to our company vision of “Providing the Best Patient Care,” and this announcement will not change our level of care or the services we provide in maintaining your therapy.

As always, please feel free to contact your Accredo Nova Factor representative with any additional questions you may have.

Sincerely,

/s/ Harry Travis
Harry Travis
Chief Operating Officer
Accredo Nova Factor

ACCREDO HEALTH INCORPORATED LETTERHEAD

Dear                 :

Accredo Health, Incorporated is contracted to provide specialty pharmacy products and services to your plan’s members. On Wednesday, February 23, 2005 Medco Health Solutions, Inc. announced that it has entered into an agreement to purchase Accredo Health, Incorporated. The parties have executed a definitive purchase agreement with an expected closing in mid 2005.

Accredo will continue to operate under its existing entities. Specialty products and services for your members will continue to be provided under the Accredo name. Our contract with you will remain in place, and this change in Accredo’s top parent will not require an assignment of or any change in your contract with Accredo.

Medco and Accredo share a commitment to provide quality products and care for those patients who take specialty drugs. By combining core competencies and efficiencies, Medco and Accredo have formed a synergistic team. Working together under existing tenured management staffs this combined organization will produce strong clinical programs to help ensure that your members are compliant with their medications and knowledgeable about their therapy in order to experience improved quality of life.

Our therapy and patient focus will continue with clinical and reimbursement teams dedicated to each of the specialty product lines. We are excited about the opportunity to continue to deliver quality driven and cost effective care through the Medco/Accredo model.

Please do not hesitate to call me at any time.

Regards,

On Accredo Therapeutics Letterhead

Dear Accredo Therapeutics Physician:

Accredo Health, the parent company of Accredo Therapeutics, is very excited to announce that Medco Health Solutions, Inc. has signed a definitive agreement to acquire Accredo Health, Incorporated. The Medco and Accredo Health alliance will offer full service pharmacy benefits management, a broad spectrum of prescription medicines and integrated clinical services to patients on long-term therapies and support for the treatment of complex, chronic diseases. We believe that it can result in stronger relationships with healthcare and insurance providers, improved reporting and outcome monitoring and greater attention to cost savings.

With this agreement, Accredo Health will become an independent business of Medco. You will continue to know us as Accredo Therapeutics, a division of Accredo Health Group, and we will maintain our overall therapy focus and the level of service you have come to expect from our dedicated staff of clinicians and support staff. We will continue to provide:

•	Clinical care teams to care for your patients

•	Our focus on customer service

•	Local support and contact information

•	Collaboration with the community resources

•	The relationships with healthcare and insurance providers

•	Availability of products

We are committed to our company vision of “Providing the Best Patient Care,” and this announcement will only enhance that vision.

You can be assured this announcement will not affect the level of service you or your patients receive. And as always, please feel free to contact your Accredo Therapeutics representative with any additional questions you may have.

Sincerely,

/s/ Steve Fitzpatrick
Steve Fitzpatrick
President, Accredo Therapeutics